                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 4)

                            Secure Computing Corporation
                            ----------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)

                                     813705-10-0
                                    ------------
                                   (CUSIP Number)

                              Kristine L. Gabel, Esq.
                            Oppenheimer Wolff & Donnelly
                        45 South Seventh Street, Suite 3400
                           Minneapolis, Minnesota  55402
                                   (612) 607-7000
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


    November 17, 1997, December 5, 1997, December 8, 1997, and December 12, 1997
    ----------------------------------------------------------------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]

                                    SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     1158585 Ontario Inc. (No. I.R.S. Identification Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [x]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)   [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                             7)  SOLE VOTING POWER
                                   1,296,000

                             --------------------------------------------------
                             8)  SHARED VOTING POWER
                                   -0-
NUMBER OF
SHARES                       --------------------------------------------------
BENEFICIALLY                 9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                      1,296,000
REPORTING
PERSON                       --------------------------------------------------
WITH:                        10) SHARED DISPOSITIVE POWER
                                   -0-

-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,296,000
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.2%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Glenn G. Mackintosh (No Social Security Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [x]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)   [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                             7)  SOLE VOTING POWER
                                   22,677

                             --------------------------------------------------
                             8)  SHARED VOTING POWER
                                   1,296,000
NUMBER OF
SHARES                       --------------------------------------------------
BENEFICIALLY                 9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                      22,677
REPORTING
PERSON                       --------------------------------------------------
WITH:                        10) SHARED DISPOSITIVE POWER
                                   1,296,000

-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,318,677
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

(1) Includes 1,405 shares of Common Stock held for Mr. Mackintosh's account through the Issuer's Employee Stock Purchase Plan.

                                    SCHEDULE 13D
CUSIP No. 813705-10-0
-------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Steven Lamb (No Social Security Number)
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [x]
-------------------------------------------------------------------------------
3)   SEC USE ONLY

-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)   [ ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
-------------------------------------------------------------------------------
                             7)  SOLE VOTING POWER
                                   0

                             --------------------------------------------------
                             8)  SHARED VOTING POWER
                                   1,296,000
NUMBER OF
SHARES                       --------------------------------------------------
BENEFICIALLY                 9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                      0
REPORTING
PERSON                       --------------------------------------------------
WITH:                        10) SHARED DISPOSITIVE POWER
                                   1,296,000

-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,296,000
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.2%
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

SCHEDULE 13D/A

     Pursuant to Rule 13d-2(c), this Amendment No. 4 amends the Schedule 13D dated August 29, 1996, Amendment No. 1 thereto dated July 14, 1997, Amendment No. 2 thereto dated October 8, 1997 and Amendment No. 3 thereto dated November 12, 1997 on behalf of 1158585 Ontario Inc., Glenn G. Mackintosh and Steven Lamb (collectively, the "Reporting Persons").

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) and (b)    The names and business addresses of the persons filing this statement are as follows:

1158585 Ontario Inc.
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

Glenn G. Mackintosh
95 Prince Arthur Avenue, Suite 701
Toronto, Ontario
CANADA  M5R 3P6

Steven Lamb
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

     (c) Glenn Mackintosh was a director of Secure Computing Corporation (the "Company" or the "Issuer") from August 1996 to October 1997 and was the Vice President and General Manager of the Firewall Division of the Company from August 1996 to April 1997. Mr. Mackintosh's address is listed in (b) above. Steven Lamb was employed by the Company from August 29, 1996 to October 31, 1996. Mr. Lamb's address is listed in (b) above.

     (d)  The response to this item is negative for all persons listed above.

     (e)  The response to this item is negative for all persons listed above.

     (f) 1158585 Ontario Inc. is a corporation incorporated under the laws of Ontario, Canada. Glenn Mackintosh and Steven Lamb are both citizens of Canada.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See discussion under Item 4.

ITEM 4.        PURPOSE OF TRANSACTION.

     An aggregate of 21,272 and 21,273 shares of Secure Computing Canada Ltd. were converted into 21,272 and 21,273 shares of Common Stock of the Company on December 5, 1997 and November 17, 1997 by Glenn G. Mackintosh and Steven Lamb, respectively. On November 17, 1997, December 8, 1997 and December 12, 1997, an aggregate of 23,636 shares of Common Stock of the Company were sold by Steven Lamb. On December 8, 1997, an aggregate of 2,364 shares were sold by Glenn G. Mackintosh.

     The Reporting Persons expect that Secure Computing Canada Ltd., a corporation to be amalgamated under the laws of the Province of Ontario Canada ("Secure Canada") and 1158585 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario ("1158585"), will amalgamate, pursuant to the Canadian Business Corporation Act, sometime during the first calendar quarter of 1998. As a result of the proposed amalgamation, the Reporting Persons expect that all shares of capital stock of the Company currently held by 1158585 will be distributed to the existing shareholders of 1158585.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) 1158585 Ontario Inc. is the beneficial owner of 1,296,000 shares of Common Stock of the Company, which represents 8.2% of the outstanding Common Stock of the Company. An aggregate of 8.08% of the capital stock of 1158585 Ontario Inc. is owned by the Mackintosh Family Trust and The Lamb Family Trust, of which Glenn Mackintosh and Steven Lamb and their respective family members
are the beneficiaries.   Glenn Mackintosh and Steven Lamb are the sole directors
and the Executive Vice President and the President, respectively, of 1158585 Ontario Inc., Glenn Mackintosh and Steven Lamb own 49.73% and 42.19% of 1158585 Ontario Inc., respectively.

     Glenn G. Mackintosh is the beneficial owner of 1,318,677 shares of Common Stock (1,405 shares of Common Stock are held for Mr. Mackintosh's account through the Company's Employee Stock Purchase Plan), which represents 8.4% of the outstanding Common Stock of the Company.

     Steven Lamb is the beneficial owner of 1,296,000 shares of Common Stock of the Company, which represents 8.2% of the outstanding Common Stock of the Company.

     (b) 1158585 Ontario Inc. has the sole power to vote and the sole dispositive power over 1,296,000 shares of Common Stock of the Company.

     Glenn G. Mackintosh and Steven Lamb have the shared power to vote and the shared dispositive power over an aggregate of 1,296,000 shares of Common Stock of the Company in connection with their control of 1158585 Ontario Inc.

     Glenn G. Mackintosh has the sole power to vote and the sole dispositive power over 22,677 shares of Common Stock of the Company.

     (c) The only transactions in the Common Stock of the Company that were effected by the Reporting Persons since the most recent filing of Schedule 13D within the past sixty days are the transactions described in Item 4 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7         MATERIAL TO BE FILED AS EXHIBITS.

     Inapplicable.
                                     SIGNATURES
     After reasonable inquiry and to the best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 9, 1998


                                        1158585 ONTARIO INC.



                                        By:  /s/ Laurence Gutcher
                                             ------------------------------
                                             Laurence Gutcher
                                             Its:  Secretary



                                        /s/ Glenn G. Mackintosh
                                        ------------------------------
                                        Glenn G. Mackintosh



                                        /s/ Steven Lamb
                                        ------------------------------
                                        Steven Lamb